02 JUN 18 AM 11:52

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

SUPPL

12th June 2002

02034954

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

Press Release Announcement

- Extract from the Chairman's AGM Statement
- Taylor Nelson Sofres extends online ad tracking capabilities

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3050

6/19

f:\users\legal\cherylb\judi\docs\adr's\007.doc

For immediate release 11 June 2002

Extract from the Chairman's AGM statement

At today's annual general meeting, Tony Cowling, Chairman of Taylor Nelson Sofres said:

"At our results announcement in March, we said that we anticipated that the global market information industry would grow by up to five per cent in 2002, depending on the timing and speed of economic recovery. With the ongoing economic uncertainty, clients have taken a cautious view with regard to market information spend during the first half, but activity is now picking up and we still expect market growth of three to five per cent for the year as a whole.

"Our order book position at the end of April was ahead of last year and the acquisitions that we have brought into the group this year have been performing in line with expectations. These factors indicate that, after slower growth in the first half, we can expect a stronger performance in the second half of 2002.

"It has always been our aim to grow ahead of the market and, with the fundamentals of our business remaining unchanged, this continues to be our longer term expectation. However, new business wins have not yet compensated fully for the loss of the BARB and NetValue contracts and we expect that our underlying growth in 2002 will be more in line with the market, contributing to a satisfactory performance overall.

"We will report in more detail when, in line with current market practice, we issue a trading update on 1 July, ahead of our interim results announcement on 9 September 2002."

For further information, please contact:

Mike Kirkham, Chief Executive +44 (0)20 8967 4022
David Lowden, Finance Director +44 (0)20 8967 4009
Margaret George, Citigate Dewe Rogerson +44 (0)20 7638 9571
Email to: **Lyndal.Kennedy@tnsofres.com**

Note to editors

About Taylor Nelson Sofres

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com

For release at 07.00 11 June 2002

Taylor Nelson Sofres extends online ad tracking capabilities

Taylor Nelson Sofres, a world leader in market information, has acquired the business and assets of Evaliant Media Resources LLC (Evaliant), a leading international provider of online advertising data and analysis tools. The business will be combined with the online adtracking division of TNS CMR, enhancing its strong position in this dynamic market.

Founded in 1998, Evaliant has rapidly established itself in the market and tracks over 100,000 brands and products across websites worldwide, spanning many categories, including, financial, healthcare, IT, sporting goods, books and travel. Evaliant has built an impressive client base which includes America Online, Yahoo!, CNN, The Wall Street Journal, Financial Times, BBDO, Havas and DoubleClick. Using its sophisticated proprietary 'spidering' technology, which automatically detects and records changes made to web pages, Evaliant is the only company to provide in-depth online ad data, and capture new advertising and advertisers on a daily basis.

Evaliant's turnover for the year ended 31 December 2001 was US$2.3 million and net assets at that date were US$859k. The company employs 17 people and the senior management team will remain with the business.

Commenting on the acquisition, Chief Executive Mike Kirkham, said: "Evaliant has made a significant investment in its "spidering" technology, creating one of the best proprietary systems in the industry. By combining this technology with the TNS CMR client base and marketing expertise, we will build on our leading position in this fast moving market. We will use the geographic spread of our Media Intelligence sector to offer this technology to clients around the world."

For further information, please contact:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
David Lowden, Finance Director	+44 (0)20 8967 4009
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: **Lyndal.Kennedy@tnsofres.com**

Note to editors

About Taylor Nelson Sofres

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com

02 JUN 18 AM 11:52

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

24th May 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Announcement of dealing by substantial directors

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3050

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

24th May 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Announcement of dealing by substantial directors

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3050

f:\users\legal\cherylb\judi\docs\adr's\008.doc

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

TAYLOR NELSON SOFRES PLC

Westgate London W5 1UA
Direct tel: +44 (0) 208 967 4108
Direct fax:+44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

FACSIMILE

Date	21 May 2002
To	London Stock Exchange Company Announcements Office –0207 588 6057
Pages	3
Copies	Securities and Exchange Commission **by DHL** Zafar Aziz, Bank of New York (London) – 0207 893 6028 Steven Kim, Bank of New York (US)- 001 212 571 3050.
From	**Judith George**

Dear Sirs

Dealing by Director

I attach announcement of dealing by substantial director. Further to my discussions with the RNS help line this morning, I have not, since yesterday, been successful in using the RNS service on the Internet, therefore am submitting the attached announcements by fax. Furthermore, I have been advised by RNS help line that the AVS number will be validated using the manual method.

Please feel free to contact me if you need additional information.

Yours faithfully

Judith George

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director A. R. COWLING
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretion

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

15. Total holding following this notification	16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 14 MAY 2002	18. Period during which or date on which exercisable JULY 2005 -> DEC 2005
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, number ORDINARY
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 228p	22. Total number od shares ~~or debentures~~ over which options ~~held~~ granted following this notification 833 GRANTED
23. Any additional information —	24. Name of contact and telephone number for queries J. GEORGE 0208 967 4108

25. Name and signature of authorised company official responsible for making this notification [signature] Date of notification 20 MAY 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of director M. A. KIRKHAM
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretion

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed

15. Total holding following this notification	16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 14 MAY 2002	18. Period during which or date on which exercisable JULY 2007 → DEC 2007
19. Total amount paid (if any) for grant of the option NIL	20. Description of shares or debentures involved: class, number ORDINARY
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 183p	22. Total number od shares ~~or debentures~~ over which options ~~held~~ granted following this notification 1,808 GRANTED
23. Any additional information	24. Name of contact and telephone number for queries J. GEORGE 0208 967 4108

25. Name and signature of authorised company official responsible for making this notification Date of notification 20 MAY 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (**PLEASE DO NOT POST**)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

TAYLOR NELSON SOFRES PLC

02 JUN 18 AM 11:52

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

13th June 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir/Madam

Appointment as Secretary/Director forms 288a and 288b

Company Name	Company Number	Secretary/Director
Professional Perspectives Limited	629357	MSC Frame/PSK Wright
Taylor Nelson AGB Limited	3510405	MSC Frame/PSK Wright
Media Vision Research Limited	2711063	MSC Frame
SR Packaging Limited	2763673	MSC Frame/PSK Wright
Warebourne Limited	865885	MSC Frame/PSK Wright

Please find the attached forms 288a and 288b in respect of the above named companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in the enclosed stamped address envelope.

Yours faithfully

pp. Judith George

Encl. SAE & forms 288a

cc: Securities and Exchange Commission, Filing Desk - Division of Corporation Finance
Office of International Corporate Finance, 450 Fifth Street N.W. Washington DC 20549, United States of America **(BY DHL)**

Zafar Aziz, Bank of New York (London) 020 7964 6028
Robert Goad, Bank of New York (USA) 001 212 571 3050

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

Companies House — for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 629357

Company Name in full Professional Perspectives Limited

	Day	Month	Year
Date of appointment	31	12	2000
†Date of Birth	01	05	1961

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

†† **Usual residential address** 29 Turney Road

Post town: London Postcode: SE21 7JA

County / Region: Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†Nationality: British †Business occupation: Solicitor

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 21.05.02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21.05.02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Judith George, TNS plc, Westgate, London W5 1UA

Tel 020 8967 4108

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number 629357

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 629357

Company Name in full Professional Perspectives Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 21.05.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, TNS plc, Westgate
London W5 1UA
Tel 020 8967 4108
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3510405

Company Name in full Taylor Nelson AGB Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	31	12	2000	†Date of Birth	01	05	1961

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title ___ *Honours etc ___

Forename(s) Paul Simon Kent

Surname Wright

Previous Forename(s) ___ Previous Surname(s) ___

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address 29 Turney Road

Post town London Postcode SE21 7JA

County / Region ___ Country UK

†Nationality British †Business occupation Solicitor

†Other directorships (additional space overleaf) ___

I consent to act as ** director / secretary of the above named company

Consent signature PSK Wright **Date** 21.05.02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21.05.02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Judith George, TNS plc, Westgate,
London W5 1UA
Tel 020 8967 4108
DX number DX exchange

Companies House receipt date barcode
This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number 3510405

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3510405

Company Name in full Taylor Nelson AGB Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 21.05.02

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, TNS plc, Westgate
London W5 1UA
Tel 020 8967 4108
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House — for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 2711063

Company Name in full Media Vision Research Limited

	Day	Month	Year
Date of appointment	31	12	2000
†Date of Birth	01	05	1961

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title *Honours etc

Forename(s) Paul Simon Kent

Surname Wright

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address 29 Turney Road

Post town London Postcode SE21 7JA

County / Region Country UK

†Nationality British †Business occupation Solicitor

†Other directorships (additional space overleaf)

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 21.05.02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21.05.02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Judith George, TNS plc, Westgate, London W5 1UA

Tel 020 8967 4108

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 2711063

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- *dormant*
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 2711063

Company Name in full Media Vision Research Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 21.05.02

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, TNS plc, Westgate
London W5 1UA
Tel 020 8967 4108
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 2763673

Company Name in full S R Packaging Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	31	12	2000	†Date of Birth	01	05	1961

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address 29 Turney Road

Post town: London Postcode: SE21 7JA

County / Region: Country: UK

†Nationality: British †Business occupation: Solicitor

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature PSK Wright **Date** 21.5.02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21.5.02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Judith George, TNS plc, Westgate,
London W5 1UA
Tel 020 8967 4108
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 2763673

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 2763673

Company Name in full S R Packaging Limited

	Day	Month	Year
Date of termination of appointment	3 1	1 2	2 0 0 0

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	3 0	0 4	1 9 4 5

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 21.05.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, TNS plc, Westgate
London W5 1UA
Tel 020 8967 4108
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	865885
Company Name in full	Warebourne Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	31	12	2000	†Date of Birth	01	05	1961

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME

*Style / Title		*Honours etc	
Forename(s)	Paul Simon Kent		
Surname	Wright		
Previous Forename(s)		Previous Surname(s)	
†† Usual residential address	29 Turney Road		
Post town	London	Postcode	SE21 7JA
County / Region		Country	UK
†Nationality	British	†Business occupation	Solicitor
†Other directorships (additional space overleaf)			

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

I consent to act as ** director / secretary of the above named company

Consent signature PSK Wright **Date** 21.05.02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21.05.02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Judith George, TNS plc, Westgate,
London W5 1UA

Tel 020 8967 4108

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number 865885

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 865885

Company Name in full Warebourne Limited

	Day	Month	Year
Date of termination of appointment	31	12	2000

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

	Day	Month	Year
†Date of Birth	30	04	1945

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 21.05.02

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, TNS plc, Westgate
London W5 1UA

Tel 020 8967 4108

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**